Egan-Jones Ratings Company ("EJR")

Form NRSRO Exhibit #4

Organizational Structure Egan-Jones Ratings Company as of October 30, 2017



Board of Directors
Operations
COO
Compliance
DCO
CEO/Ratings
Ratings Review & Policy Committee (RRC)
Dir. Sales/Marketing
Accountant / Compliance Specialist
Sr. Rating Analysts
Information Technology Manager
Rating Analysts, Modeling
Information Technology Developer
Calcom Tech (Vendor)
Rating Analysts, Production
EJ Proxy VP
Dir. Operational Development, Curator
Proxy Manager
Sr. Analyst
Analysts